EXHIBIT 99.1

Precision Drilling Announces 2024 Fourth Quarter and Year End Unaudited Financial Results

CALGARY, Alberta, Feb. 12, 2025 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, gain on acquisition, loss on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this news release.

Financial Highlights and 2025 Capital Allocation Plans

  Revenue in the fourth quarter was $468 million, an 8% decrease from 2023 as activity increases in Canadian drilling, well servicing, and international were more than offset by lower activity and day rates in the U.S.
  Adjusted EBITDA(1) was $121 million in the quarter and included $15 million of share-based compensation charges, $4 million for rig reactivation costs and $4 million of non-recurring charges. In 2023, fourth quarter Adjusted EBITDA was $151 million and included share-based compensation charges of $13 million.
  Net earnings attributable to shareholders was $15 million or $1.06 per share in the fourth quarter compared to $147 million or $10.42 per share as net earnings in 2023 included an income tax recovery of $69 million and a gain on acquisition of $26 million.
  In 2024, we invested $217 million into our fleet and infrastructure, including multiple contracted rig upgrades and the strategic purchase of drill pipe for use in 2025. We expect to invest $225 million into our fleet and infrastructure in 2025, which may fluctuate with activity levels and customer contract upgrade opportunities.
  For the year ended December 31, 2024, we achieved our annual debt reduction and return of shareholder capital targets, reducing debt by $176 million and repurchasing $75 million of common shares while building cash by $20 million. Precision has consistently met or exceeded its capital allocation goals since implementation in 2016.
  For 2025, we expect to reduce debt by at least $100 million in 2025 and have increased our long-term debt reduction target to $700 million and extended our debt reduction period to 2027. In 2025, we plan to increase direct shareholder returns to 35% to 45% of free cash flow, before debt repayments. To the extent excess cash is generated these allocations may be increased.

Operational Highlights

  Demand for our services continues to be strong and in 2024 our Canadian and international drilling rig utilization days increased 12% and 37%, respectively, while our well servicing rig operating hours increased 26% over 2023.
  In the fourth quarter, Canada's activity averaged 65 active drilling rigs versus 64 in the same quarter last year. Our Super Triple and Super Single rigs remain in high demand and are nearly fully utilized. Canadian revenue per utilization day was $35,675, up from $34,616 in the fourth quarter of 2023.
  Our U.S. activity has remained relatively consistent since mid-2024. We averaged 34 drilling rigs in the fourth quarter with revenue per utilization day of US$30,991 versus 45 drilling rigs at US$34,452 in 2023's fourth quarter.
  International activity increased 6% over the same period last year while revenue per utilization day was US$49,636 compared to US$49,872 in the fourth quarter of 2023.
  Service rig operating hours in the fourth quarter totaled 59,834, representing a 6% increase over the same quarter last year partially driven by the CWC Energy Services Corp. (CWC) acquisition in November of 2023.

(1) See “FINANCIAL MEASURES AND RATIOS."

MANAGEMENT COMMENTARY

“Through 2024 Precision demonstrated remarkable market resilience despite weaker than expected U.S. customer demand and late year customer budget exhaustion in Canada. We continued our long-term record of meeting or exceeding our capital allocation targets every year since 2016 with $176 million of debt reduction, $75 million of share buybacks, while increasing our cash balance by $20 million. In the fourth quarter, approximately $8 million of reactivation costs and non-recurring items impacted our financial results, along with slightly lower than expected Canadian customer demand. Despite these fourth quarter headwinds we continued investing in our core business lines, including purchasing approximately $18 million of drill pipe in advance of potential tariffs, investing $3 million to begin reactivating two idle Canadian Super Single rigs to meet demand in 2025, and upgrading one rig for Canadian heavy oil pad drilling opportunities.

“The outlook for Canada remains very strong given robust heavy oil activity following the startup of the Trans Mountain pipeline expansion in May 2024 and the imminent startup of LNG Canada in mid-2025. My enthusiasm is further underpinned by the pace of rig reactivations following the seasonal Christmas break and the stable winter activity we have experienced to date with 81 rigs working since mid-January. The uncertainty introduced by potential U.S. tariffs on Canadian oil and gas exports, has been tempered and we have not experienced any change in customer demand or their longer-term capital spending plans.

“In Canada, our drilling utilization days increased 12% over 2023 and our Super Triple and Super Single rigs, which represent approximately 80% of our Canadian fleet, are nearly fully utilized. Demand for our Super Triple fleet, which is the preferred rig for Montney drilling, is driven by robust condensate fundamentals and the startup of LNG Canada this year. Demand for our Super Single fleet is driven by increased activity in heavy oil targeted areas as customers are benefiting from improved commodity pricing, following the startup of Trans Mountain, and a softening Canadian dollar.

“Internationally, our drilling utilization days increased 37% in 2024 following the recertification and reactivation of four rigs in 2023. In 2024, we had eight rigs working on term contracts, five in Kuwait and three in the Kingdom of Saudi Arabia. The majority of these rigs are under five-year term contracts that extend into 2027 and 2028, providing predictable cash flow for the next few years.

“In our Completion and Production Services business, our well servicing operating hours increased 26% over 2023 levels following the successful integration of CWC, where we achieved significant operating synergies. Our Completion and Production Services Adjusted EBITDA increased 30% year over year, which was slightly below our expectation due to late year customer budget exhaustion impacting our activity and rental business. I am very pleased with how we have transformed our Completion and Production Services business with two strategic tuck-in acquisitions. The High Arctic and CWC acquisitions more than doubled our Completion and Production revenue and Adjusted EBITDA since 2021 and solidified Precision as the premier well service provider in Canada.

“During the year, Precision generated $482 million of cash provided by operations, allowing us to meet our capital return targets and invest $217 million into our fleet and infrastructure, which included multiple drilling rig upgrades and the strategic purchase of drill pipe for use in 2025. We expect to invest approximately $225 million in 2025, which reflects a weaker Canadian dollar and includes expected customer funded upgrades across our North American operations, including approximately $30 million in US fleet upgrades for customers targeting extended reach laterals.

“With sustained free cash flow as a key differentiator of our business, we remain focused on reducing debt and increasing direct returns to shareholders. In 2025, we expect to reduce debt by at least $100 million, reinforcing our commitment to achieving a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times. As we continue to realize the benefits of lower debt levels, we have increased our long-term debt reduction target by $100 million to $700 million and extended the debt reduction period by one year to 2027. In 2025, our goal is to increase our direct capital returns to shareholders by allocating 35% to 45% of free cash flow, before debt repayments, while continuing to move towards 50% of free cash flow thereafter, with excess cash potentially used to increase these allocations.

“I would like to thank our employees for their dedication and commitment to serving our customers, and our shareholders for their continued support. With positive long-term fundamentals associated with global oil and natural gas demand and particularly the unique fundamentals driving drilling activity in our core geographic markets, I am confident we will continue to drive shareholder value," concluded Mr. Neveu.

(1) See “FINANCIAL MEASURES AND RATIOS."

SELECT FINANCIAL AND OPERATING INFORMATION
Financial Highlights

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023	% Change	2024	2023	% Change
Revenue	468,171	506,871	(7.6)	1,902,328	1,937,854	(1.8)
Adjusted EBITDA(1)	120,526	151,231	(20.3)	521,221	611,118	(14.7)
Net earnings	14,930	146,722	(89.8)	111,330	289,244	(61.5)
Net earnings attributable to shareholders	14,795	146,722	(89.9)	111,195	289,244	(61.6)
Cash provided by operations	162,791	170,255	(4.4)	482,083	500,571	(3.7)
Funds provided by operations(1)	120,535	145,189	(17.0)	463,372	533,409	(13.1)

Cash used in investing activities	61,954	57,627	7.5	202,986	214,784	(5.5)
Capital spending by spend category(1)
Expansion and upgrade	21,565	24,459	(11.8)	52,066	63,898	(18.5)
Maintenance and infrastructure	37,335	54,388	(31.4)	164,632	162,851	1.1
Proceeds on sale	(8,570)	(3,117)	174.9	(30,395)	(23,841)	27.5
Net capital spending(1)	50,330	75,730	(33.5)	186,303	202,908	(8.2)

Net earnings attributable to shareholders per share:
Basic	1.06	10.42	(89.8)	7.81	21.03	(62.8)
Diluted	1.06	9.81	(89.2)	7.81	19.53	(60.0)
Weighted average shares outstanding:
Basic	13,982	14,084	(0.7)	14,229	13,754	3.5
Diluted	13,987	15,509	(9.8)	14,234	15,287	(6.9)

(1) See “FINANCIAL MEASURES AND RATIOS.”
Operating Highlights

	For the three months ended December 31,			For the year ended December 31,
	2024	2023	% Change	2024	2023	% Change
Contract drilling rig fleet	214	214	-	214	214	-
Drilling rig utilization days:
U.S.	3,084	4,138	(25.5)	12,969	17,961	(27.8)
Canada	6,018	5,909	1.8	23,685	21,156	12.0
International	736	693	6.2	2,928	2,132	37.3
Revenue per utilization day:
U.S. (US$)	30,991	34,452	(10.0)	32,531	35,040	(7.2)
Canada (Cdn$)	35,675	34,616	3.1	34,797	33,151	5.0
International (US$)	49,636	49,872	(0.5)	51,227	50,840	0.8
Operating costs per utilization day:
U.S. (US$)	21,698	21,039	3.1	22,009	20,401	7.9
Canada (Cdn$)	21,116	19,191	10.0	20,424	19,225	6.2

Service rig fleet	170	183	(7.1)	170	183	(7.1)
Service rig operating hours	59,834	56,683	5.6	254,224	201,627	26.1

Drilling Activity

	Average for the quarter ended 2023				Average for the quarter ended 2024
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average Precision active rig count(1):
U.S.	60	51	41	45	38	36	35	34
Canada	69	42	57	64	73	49	72	65
International	5	5	6	8	8	8	8	8
Total	134	98	104	117	119	93	115	107

(1) Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	December 31, 2024	December 31, 2023(2)
Working capital(1)	162,592	136,872
Cash	73,771	54,182
Long-term debt	812,469	914,830
Total long-term financial liabilities(1)	888,173	995,849
Total assets	2,956,315	3,019,035
Long-term debt to long-term debt plus equity ratio (1)	0.33	0.37

(1) See "FINANCIAL MEASURES AND RATIOS."
(2) Comparative period figures were restated due to a change in accounting policy. See "CHANGE IN ACCOUNTING POLICY."

Summary for the three months ended December 31, 2024:

  Revenue decreased to $468 million compared with $507 million in the fourth quarter of 2023 as a result of lower U.S. activity and day rates, partially offset by higher Canadian and international activity.
  Adjusted EBITDA was $121 million in the quarter and included $15 million of share-based compensation charges, $4 million for rig reactivation costs and $4 million of non-recurring charges. In 2023, fourth quarter Adjusted EBITDA was $151 million and included share-based compensation of $13 million. Please refer to “Other Items” later in this news release for additional information on share-based compensation charges.
  Adjusted EBITDA as a percentage of revenue was 26% as compared with 30% in 2023.
  Net earnings attributable to shareholders was $15 million compared to $147 million in the same quarter last year as net earnings in 2023 included an income tax recovery of $69 million and a gain on acquisition of $26 million.
  Generated cash provided by operations of $163 million, reduced debt by $25 million through the partial redemption of our 2026 unsecured senior notes and repayment of our U.S. Real Estate Credit Facility, repurchased $25 million of common shares under our Normal Course Issuer Bid (NCIB), and ended the quarter with $74 million of cash and more than $575 million of available liquidity.
  U.S. revenue per utilization day, excluding the impact of idle but contracted rigs was US$30,813 compared with US$32,819 in 2023, a decrease of 6%. Sequentially, revenue per utilization day, excluding idle but contracted rigs, was down 6% compared with the third quarter of 2024. Fourth quarter U.S. revenue per utilization day was US$30,991 compared with US$34,452 in 2023. The decrease was primarily the result of lower fleet average day rates, idle but contracted rig revenue and recoverable costs. We recognized US$1 million of revenue from idle but contracted rigs in the quarter as compared with US$7 million in 2023.
  U.S. operating costs per utilization day increased to US$21,698 compared with US$21,039 in 2023. The increase was mainly due to higher rig operating costs and fixed costs spread over lower activity, offset by lower recoverable costs and repairs and maintenance. Sequentially, operating costs per utilization day were down 2% due to lower recoverable costs.
  Canadian revenue per utilization day was $35,675, an increase from the $34,616 realized in 2023 due to higher average day rates and recoverable costs. Sequentially, revenue per utilization day increased $3,350 due to higher boiler revenue and higher fleet-wide average day rates.
  Canadian operating costs per utilization day increased to $21,116, compared with $19,191 in 2023, resulting from higher repairs and maintenance, rig reactivation costs and impact of labour rate increases. Sequentially, daily operating costs increased $1,668 and were the result of higher labour expenses due to rate increases, recoverable expenses and repairs and maintenance.
  Internationally, fourth quarter revenue increased 6% from 2023 as we realized revenue of US$37 million versus US$35 million in the prior year. Our higher revenue was primarily the result of a 6% increase in activity, which was negatively impacted by a planned rig recertification accounting for 21 non-billable utilization days in October. International revenue per utilization day was US$49,636 compared with US$49,872 in 2023.
  Completion and Production Services revenue was $69 million, an increase of $6 million from 2023, as our fourth quarter service rig operating hours increased 6%, reflecting the successful integration of the CWC acquisition in November 2023.
  General and administrative expenses were $35 million as compared with $39 million in 2023 primarily due to lower non-recurring costs associated with our CWC acquisition in 2023, partially offset by higher share-based compensation charges.
  Net finance charges were $16 million, a decrease of $3 million compared with 2023 as a result of lower interest expense on our outstanding debt balance.
  Capital expenditures were $59 million compared with $79 million in 2023 and by spend category included $22 million for expansion and upgrades and $37 million for the maintenance of existing assets, infrastructure, and intangible assets.
  Income tax expense for the quarter was $6 million as compared with a recovery of $69 million in 2023. During the fourth quarter, we continue to not recognize deferred tax assets on certain international operating losses.

Summary for the year ended December 31, 2024:

  Revenue for the year was $1,902 million, comparable with 2023.
  Adjusted EBITDA was $521 million as compared with $611 million in 2023. Our lower Adjusted EBITDA was primarily attributed to decreased U.S. drilling results and $13 million of higher share-based compensation, partially offset by the strengthening of Canadian and international results.
  Net earnings attributable to shareholders was $111 million compared to $289 million in the prior year. Our lower current year net earnings was due to the impact of decreased U.S. drilling results, higher income tax expense of $67 million and the gain on acquisition of $26 million recognized in 2023.
  Cash provided by operations was $482 million as compared with $501 million in 2023. Funds provided by operations were $463 million, a decrease of $70 million from the comparative period.
  General and administrative costs were $132 million, an increase of $10 million from 2023 primarily due to higher share-based compensation charges.
  Net finance charges were $70 million, $14 million lower than 2023 due to our lower interest expense on our outstanding debt balance.
  Capital expenditures were $217 million in 2024, a decrease of $10 million from 2023. Capital spending by spend category included $52 million for expansion and upgrades and $165 million for the maintenance of existing assets, infrastructure, and intangible assets.
  Reduced debt by $176 million from the partial redemption of our 2026 unsecured senior notes and repayment of our Canadian and U.S. Real Estate Credit Facilities.
  Repurchased $75 million of common shares under our NCIB.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Below we summarize the results of our 2024 strategic priorities:

  Concentrate organizational efforts on leveraging our scale and generating free cash flow.
    Generated cash provided from operations of $482 million, allowing us to meet our debt reduction and share repurchase goals and build our cash balance by $20 million.
    Increased utilization of our Super Single and tele double rigs, driving Canadian drilling activity up 12% over 2023.
    Successfully integrated our 2023 CWC acquisition, increasing Completion and Production Services operating hours and Adjusted EBITDA 26% and 30%, respectively, year over year. Achieved our $20 million annual synergies target from the acquisition.
    Internationally, increased our activity 37% year over year and realized US$150 million of contract drilling revenue compared to US$108 million in 2023.
  Reduce debt by between $150 million and $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases.
    Reduced debt by $176 million and ended the year with a Net Debt to Adjusted EBITDA ratio of approximately 1.4 times. On track to achieve a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times.
    Returned $75 million to shareholders through share repurchases, achieving the midpoint of our target range.
    Renewed our NCIB in September, allowing repurchases of up to 10% of the public float.
  Continue to deliver operational excellence in drilling and service rig operations to strengthen our competitive position and extend market penetration of our AlphaTM and EverGreenTM products.
    Increased our Canadian drilling rig utilization days and well service rig operating hours year over year, maintaining our position as the leading provider of high-quality and reliable services in Canada.
    Invested $52 million in expansion and upgrade capital to enhance our drilling rigs.
    Nearly doubled our EverGreenTM revenue year over year.
    Continued to expand our EverGreenTM product offering on our Super Single rigs with LED mast lighting and hydrogen injection systems.

2025 Strategic Priorities

  Maximize free cash flow through disciplined capital deployment and strict cost management.
  Enhance shareholder returns through debt reduction and share repurchases.
    Reduce debt by at least $100 million in 2025 and debt by $700 million between 2022 and 2027, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times.
    Allocate 35% to 45% of free cash flow, before debt repayments, directly to shareholders and continue moving direct shareholder capital returns toward 50% of free cash flow thereafter.
  Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistic consolidating tuck-in acquisitions.

OUTLOOK

The long-term outlook for global energy demand remains positive with rising demand for all types of energy including oil and natural gas driven by economic growth, increasing demand from third-world regions, and emerging energy sources of power demand. Oil prices are constructive as OPEC+ continues to honour its production quotas, producers remain committed to returning capital to shareholders versus increasing production, and geopolitical issues continue to threaten supply. In Canada, the Trans Mountain pipeline expansion, which became operational in May of 2024, combined with the imminent startup of LNG Canada are projected to provide significant tidewater access for Canadian crude oil and natural gas, supporting additional Canadian drilling activity. In the U.S., the next wave of Liquefied Natural Gas (LNG) export terminals is expected to add approximately 11 bcf/d of export capacity from 2025 to 2028, supporting additional U.S. natural gas drilling activity. Coal retirements and a build-out of artificial intelligence data centers could provide further support for natural gas drilling.

Our Canadian drilling activity continues to be robust in 2025 and we currently have 81 rigs operating and expect this activity level to continue until spring breakup. Our Super Single fleet is near full utilization as heavy oil customers are benefiting from improved commodity pricing and a weak Canadian dollar. Our Super Triple fleet, the preferred rig for Montney drilling, is also nearly fully utilized, and with the expected startup of LNG Canada in mid-2025, rig demand could exceed supply. Overall, we expect our Canadian drilling activity to be up year over year with near full utilization of our Super Series rigs, which should support day rates and increase demand for term contracts as customers secure rigs to ensure fulfillment of their development programs. The uncertainty introduced by potential U.S. tariffs on Canadian oil and gas exports, has been tempered and we have not experienced any change in customer demand or their longer-term plans.

In the U.S., we currently have 34 rigs earning revenue, which has been relatively consistent since mid-2024. Drilling activity growth remains constrained as producers continue to focus on shareholder returns rather than growth, while volatile commodity prices, customer consolidation, and drilling and completion efficiencies have restricted activity growth. If commodity prices remain stable and around today’s level, we expect drilling demand to begin to improve in the second half and gain momentum through the remainder of 2025 as new LNG export capacity is added and customers seek to maintain or possibly increase production levels.

Internationally, we have eight rigs working on term contracts, five in Kuwait and three in the Kingdom of Saudi Arabia. The majority of these rigs are under five-year term contracts that extend into 2027 and 2028, providing predictable cash flow for the next few years. We continue to bid our remaining idle rigs within the region and remain optimistic in our ability to secure rig reactivations.

As the premier well service provider in Canada, the outlook for this business remains positive. We expect the Trans Mountain pipeline expansion and LNG Canada to drive more service-related activity, while increased regulatory spending requirements are expected to result in more abandonment work. Customer demand should remain strong, and with continued labour constraints, we expect firm pricing into the foreseeable future.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at February 12, 2025. For those quarters ending after December 31, 2024, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at February 12, 2025	Average for the quarter ended 2024				Average	Average for the quarter ended 2025				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2024	Mar. 31	June 30	Sept. 30	Dec. 31	2025
Average rigs under term contract:
U.S.	20	17	17	16	18	15	13	8	6	11
Canada	24	22	23	23	23	20	19	18	14	18
International	8	8	8	8	8	8	8	7	7	8
Total	52	47	48	47	49	43	40	33	27	37

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars)	2024	2023	% Change	2024	2023	% Change
Revenue:
Contract Drilling Services	402,610	446,503	(9.8)	1,617,735	1,704,265	(5.1)
Completion and Production Services	68,830	62,459	10.2	294,817	240,716	22.5
Inter-segment eliminations	(3,269)	(2,091)	56.3	(10,224)	(7,127)	43.5
	468,171	506,871	(7.6)	1,902,328	1,937,854	(1.8)
Adjusted EBITDA:(1)
Contract Drilling Services	125,683	162,459	(22.6)	532,345	630,761	(15.6)
Completion and Production Services	15,895	12,193	30.4	66,681	51,224	30.2
Corporate and Other	(21,052)	(23,421)	(10.1)	(77,805)	(70,867)	9.8
	120,526	151,231	(20.3)	521,221	611,118	(14.7)

(1) See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change	2024	2023	% Change
Revenue	402,610	446,503	(9.8)	1,617,735	1,704,265	(5.1)
Expenses:
Operating	264,858	270,303	(2.0)	1,041,068	1,030,053	1.1
General and administrative	12,069	13,741	(12.2)	44,322	43,451	2.0
Adjusted EBITDA(1)	125,683	162,459	(22.6)	532,345	630,761	(15.6)
Adjusted EBITDA as a percentage of revenue(1)	31.2%	36.4%		32.9%	37.0%

(1) See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	38	602	60	744
June 30	36	583	51	700
September 30	35	565	41	631
December 31	34	569	45	603
Year to date average	36	580	49	670

(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	73	208	69	221
June 30	49	134	42	117
September 30	72	207	57	188
December 31	65	194	64	181
Year to date average	65	186	58	177

(1) Canadian operations only.
(2) Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change	2024	2023	% Change
Revenue	68,830	62,459	10.2	294,817	240,716	22.5
Expenses:
Operating	50,714	48,297	5.0	217,842	181,622	19.9
General and administrative	2,221	1,969	12.8	10,294	7,870	30.8
Adjusted EBITDA(1)	15,895	12,193	30.4	66,681	51,224	30.2
Adjusted EBITDA as a percentage of revenue(1)	23.1%	19.5%		22.6%	21.3%
Well servicing statistics:
Number of service rigs (end of period)	170	183	(7.1)	170	183	(7.1)
Service rig operating hours	59,834	56,683	5.6	254,224	201,627	26.1
Service rig operating hour utilization	38%	38%		42%	42%

(1) See “FINANCIAL MEASURES AND RATIOS.”

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2023 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Cash settled share-based incentive plans	14,018	11,972	42,828	32,063
Equity settled share-based incentive plans	1,071	697	4,588	2,531
Total share-based incentive compensation plan expense	15,089	12,669	47,416	34,594

Allocated:
Operating	3,709	2,765	11,868	9,497
General and Administrative	11,380	9,904	35,548	25,097
	15,089	12,669	47,416	34,594

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, gain on acquisition, loss on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Adjusted EBITDA by segment:
Contract Drilling Services	125,683	162,459	532,345	630,761
Completion and Production Services	15,895	12,193	66,681	51,224
Corporate and Other	(21,052)	(23,421)	(77,805)	(70,867)
Adjusted EBITDA	120,526	151,231	521,221	611,118
Depreciation and amortization	82,210	78,734	309,314	297,557
Gain on asset disposals	(1,913)	(8,883)	(16,148)	(24,469)
Loss on asset decommissioning	—	9,592	—	9,592
Foreign exchange	1,487	(773)	2,259	(1,667)
Finance charges	16,281	19,468	69,753	83,414
Gain on repurchase of unsecured notes	—	—	—	(137)
Loss on investments and other assets	1,814	735	1,484	6,810
Gain on acquisition	—	(25,761)	—	(25,761)
Incomes taxes	5,717	(68,603)	43,229	(23,465)
Net earnings	14,930	146,722	111,330	289,244
Non-controlling interests	135	—	135	—
Net earnings attributable to shareholders	14,795	146,722	111,195	289,244

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

	The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Capital spending by spend category
Expansion and upgrade	21,565	24,459	52,066	63,898
Maintenance, infrastructure and intangibles	37,335	54,388	164,632	162,851
	58,900	78,847	216,698	226,749
Proceeds on sale of property, plant and equipment	(8,570)	(3,117)	(30,395)	(23,841)
Net capital spending	50,330	75,730	186,303	202,908
Business acquisitions	—	646	—	28,646
Proceeds from sale of investments and other assets	—	—	(3,623)	(10,013)
Purchase of investments and other assets	718	61	725	5,343
Receipt of finance lease payments	(208)	(191)	(799)	(255)
Changes in non-cash working capital balances	11,114	(18,619)	20,380	(11,845)
Cash used in investing activities	61,954	57,627	202,986	214,784

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	December 31,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Current assets	501,284	510,881
Current liabilities	338,692	374,009
Working capital	162,592	136,872

Total Long-term Financial Liabilities	We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	December 31,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Total non-current liabilities	935,624	1,069,364
Deferred tax liabilities	47,451	73,515
Total long-term financial liabilities	888,173	995,849

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CHANGE IN ACCOUNTING POLICY

Precision adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, as issued in 2020 and 2022. These amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024 and clarify requirements for determining whether a liability should be classified as current or non-current. Due to this change in accounting policy, there was a retrospective impact on the comparative Statement of Financial Position pertaining to the Corporation's Deferred Share Unit (DSU) plan for non-management directors which are redeemable in cash or for an equal number of common shares upon the director's retirement. In the case of a director retiring, the director's respective DSU liability would become payable and the Corporation would not have the right to defer settlement of the liability for at least twelve months. As such, the liability is impacted by the revised policy. The following changes were made to the Statement of Financial Position:

  As at January 1, 2023, accounts payable and accrued liabilities increased by $12 million and non-current share-based compensation liability decreased by $12 million.
  As at December 31, 2023, accounts payable and accrued liabilities increased by $8 million and non-current share-based compensation liability decreased by $8 million.

The Corporation's other liabilities were not impacted by the amendments. The change in accounting policy will also be reflected in the Corporation's consolidated financial statements as at and for the year ending December 31, 2024.

PARTNERSHIP

On September 26, 2024, Precision formed a strategic Partnership with two Indigenous partners to provide well servicing operations in northeast British Columbia. Precision contributed $4 million in assets to the Partnership. Profit attributable to Non-Controlling Interests (NCI) was $0.1 million in 2024.

Precision holds a controlling interest in the Partnership and the portions of the net earnings and equity not attributable to Precision's controlling interest are shown separately as NCI in the Consolidated Statements of Net Earnings and Consolidated Statements of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2025;
  our capital expenditures, free cash flow allocation and debt reduction plans for 2025 through to 2027;
  anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2025;
  the average number of term contracts in place for 2025;
  customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
  timing and amount of synergies realized from acquired drilling and well servicing assets; and
  potential commercial opportunities and rig contract renewals.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis;
  the impact of an increase/decrease in capital spending; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2023, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	December 31, 2024	December 31, 2023(1)	January 1, 2023(1)
ASSETS
Current assets:
Cash	$73,771	$54,182	$21,587
Accounts receivable	378,712	421,427	413,925
Inventory	43,300	35,272	35,158
Assets held for sale	5,501	—	—
Total current assets	501,284	510,881	470,670
Non-current assets:
Income tax recoverable	—	682	1,602
Deferred tax assets	6,559	73,662	455
Property, plant and equipment	2,356,173	2,338,088	2,303,338
Intangibles	12,997	17,310	19,575
Right-of-use assets	66,032	63,438	60,032
Finance lease receivables	4,806	5,003	—
Investments and other assets	8,464	9,971	20,451
Total non-current assets	2,455,031	2,508,154	2,405,453
Total assets	$2,956,315	$3,019,035	$2,876,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$314,355	$350,749	$404,350
Income taxes payable	3,778	3,026	2,991
Current portion of lease obligations	20,559	17,386	12,698
Current portion of long-term debt	—	2,848	2,287
Total current liabilities	338,692	374,009	422,326

Non-current liabilities:
Share-based compensation	13,666	16,755	47,836
Provisions and other	7,472	7,140	7,538
Lease obligations	54,566	57,124	52,978
Long-term debt	812,469	914,830	1,085,970
Deferred tax liabilities	47,451	73,515	28,946
Total non-current liabilities	935,624	1,069,364	1,223,268
Equity:
Shareholders’ capital	2,301,729	2,365,129	2,299,533
Contributed surplus	77,557	75,086	72,555
Deficit	(900,834)	(1,012,029)	(1,301,273)
Accumulated other comprehensive income	199,020	147,476	159,714
Total equity attributable to shareholders	1,677,472	1,575,662	1,230,529
Non-controlling interest	4,527	—	—
Total equity	1,681,999	1,575,662	1,230,529
Total liabilities and equity	$2,956,315	$3,019,035	$2,876,123

(1) Comparative period figures were restated due to a change in accounting policy. See "CHANGE IN ACCOUNTING POLICY."

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023	2024	2023

Revenue	$468,171	$506,871	$1,902,328	$1,937,854
Expenses:
Operating	312,303	316,509	1,248,686	1,204,548
General and administrative	35,342	39,131	132,421	122,188
Earnings before income taxes, loss on investments and other assets, gain on acquisition, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization	120,526	151,231	521,221	611,118
Depreciation and amortization	82,210	78,734	309,314	297,557
Gain on asset disposals	(1,913)	(8,883)	(16,148)	(24,469)
Loss on asset decommissioning	—	9,592	—	9,592
Foreign exchange	1,487	(773)	2,259	(1,667)
Finance charges	16,281	19,468	69,753	83,414
Gain on repurchase of unsecured senior notes	—	—	—	(137)
Gain on acquisition	—	(25,761)	—	(25,761)
Loss on investments and other assets	1,814	735	1,484	6,810
Earnings before income taxes	20,647	78,119	154,559	265,779
Income taxes:
Current	2,811	486	7,470	4,494
Deferred	2,906	(69,089)	35,759	(27,959)
	5,717	(68,603)	43,229	(23,465)
Net earnings	$14,930	$146,722	$111,330	$289,244
Attributable to:
Shareholders of Precision Drilling Corporation	$14,795	$146,722	$111,195	$289,244
Non-controlling interests	$135	$—	$135	$—
Net earnings per share attributable to shareholders:
Basic	$1.06	$10.42	$7.81	$21.03
Diluted	$1.06	$9.81	$7.81	$19.53

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Net earnings	$14,930	$146,722	$111,330	$289,244
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	89,412	(36,755)	119,821	(33,433)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(49,744)	22,679	(69,027)	21,195
Tax related to net investment hedge of long-term debt	750	—	750	—
Comprehensive income	$55,348	$132,646	$162,874	$277,006
Attributable to:
Shareholders of Precision Drilling Corporation	$55,213	$132,646	$162,739	$277,006
Non-controlling interests	$135	$—	$135	$—

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Cash provided by (used in):
Operations:
Net earnings	$14,930	$146,722	$111,330	$289,244
Adjustments for:
Long-term compensation plans	4,398	(2,541)	18,888	6,659
Depreciation and amortization	82,210	78,734	309,314	297,557
Gain on asset disposals	(1,913)	(8,883)	(16,148)	(24,469)
Loss on asset decommissioning	—	9,592	—	9,592
Foreign exchange	1,477	(853)	2,442	(866)
Finance charges	16,281	19,468	69,753	83,414
Income taxes	5,717	(68,603)	43,229	(23,465)
Other	(392)	(9)	(272)	(229)
Loss on investments and other assets	1,814	735	1,484	6,810
Gain on acquisition	—	(25,761)	—	(25,761)
Gain on repurchase of unsecured senior notes	—	—	—	(137)
Income taxes paid	(1,617)	(708)	(6,459)	(3,103)
Income taxes recovered	27	17	85	24
Interest paid	(2,806)	(3,335)	(72,241)	(83,037)
Interest received	409	614	1,967	1,176
Funds provided by operations	120,535	145,189	463,372	533,409
Changes in non-cash working capital balances	42,256	25,066	18,711	(32,838)
Cash provided by operations	162,791	170,255	482,083	500,571

Investments:
Purchase of property, plant and equipment	(58,900)	(78,582)	(216,647)	(224,960)
Purchase of intangibles	—	(265)	(51)	(1,789)
Proceeds on sale of property, plant and equipment	8,570	3,117	30,395	23,841
Proceeds from sale of investments and other assets	—	—	3,623	10,013
Business acquisitions	—	(646)	—	(28,646)
Purchase of investments and other assets	(718)	(61)	(725)	(5,343)
Receipt of finance lease payments	208	191	799	255
Changes in non-cash working capital balances	(11,114)	18,619	(20,380)	11,845
Cash used in investing activities	(61,954)	(57,627)	(202,986)	(214,784)

Financing:
Issuance of long-term debt	17,078	—	27,978	162,649
Repayments of long-term debt	(41,813)	(86,699)	(204,319)	(375,237)
Repurchase of share capital	(25,023)	(17,004)	(75,488)	(29,955)
Issuance of common shares from the exercise of options	—	—	686	—
Debt amendment fees	(46)	—	(1,363)	—
Lease payments	(3,266)	(3,010)	(13,271)	(9,423)
Funding from non-controlling interest	—	—	4,392	—
Cash used in financing activities	(53,070)	(106,713)	(261,385)	(251,966)
Effect of exchange rate changes on cash	1,700	(798)	1,877	(1,226)
Increase in cash	49,467	5,117	19,589	32,595
Cash, beginning of period	24,304	49,065	54,182	21,587
Cash, end of period	$73,771	$54,182	$73,771	$54,182

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$—	$1,575,662
Net earnings for the period	—	—	—	111,195	111,195	135	111,330
Other comprehensive income for the period	—	—	51,544	—	51,544	—	51,544
Share options exercised	978	(292)	—	—	686	—	686
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367	—	20,367
Share repurchases	(86,570)	—	—	—	(86,570)	—	(86,570)
Redemption of non-management directors share units	346	(346)	—	—	—	—	—
Share-based compensation expense	—	4,588	—	—	4,588	—	4,588
Funding from non-controlling interest	—	—	—	—	—	4,392	4,392
Balance at December 31, 2024	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529	$—	$1,230,529
Net earnings for the period	—	—	—	289,244	289,244	—	289,244
Other comprehensive income for the period	—	—	(12,238)	—	(12,238)	—	(12,238)
Acquisition share consideration	75,588	—	—	—	75,588	—	75,588
Settlement of Executive Performance and Restricted Share Units	19,206	—	—	—	19,206	—	19,206
Share repurchases	(29,955)	—	—	—	(29,955)	—	(29,955)
Redemption of non-management directors share units	757	—	—	—	757	—	757
Share-based compensation expense	—	2,531	—	—	2,531	—	2,531
Balance at December 31, 2023	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$—	$1,575,662

2024 FOURTH QUARTER AND YEAR-END RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 11:00 a.m. MT (1:00 p.m. ET) on Thursday, February 13, 2025.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register.vevent.com/register/BI9168b4c0516f4409ab4f297340994ebc

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website for 12 months.

https://edge.media-server.com/mmc/p/8hij84aa

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For further information, please contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com